SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D
                               (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
           1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             (Amendment No. 2)

                         GOLDEN STATE BANCORP INC.
  -----------------------------------------------------------------------------
                               (Name of Issuer)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                381197 10 2
  -----------------------------------------------------------------------------
                                 (CUSIP Number)

 Barry F. Schwartz, Esq.                 Gerald J. Ford
 MacAndrews & Forbes Holdings Inc.       Hunter's Glen/Ford, Ltd.
 35 East 62nd Street                     200 Crescent Court, Suite 1350
 New York, New York  10021               Dallas, Texas  75201
 (212) 572-8600                          (214) 871-5131



 ------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)



                              January 21, 1999
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          (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( )

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on following pages)

                                (Page 1 of 9)

 CUSIP No. 381197 10 2               13D Page 2 of 9 Pages


 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      Mafco Holdings Inc.
 ------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a) (X)
                                                         (b) ( )
 ------------------------------------------------------------------------------

 3.   SEC USE ONLY

 ------------------------------------------------------------------------------

 4.   SOURCE OF FUNDS
      OO
 ------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                         ( )
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 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
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 NUMBER OF              7.   SOLE VOTING POWER
 SHARES                            -0-
 BENEFICIALLY           -------------------------------------------------------
 OWNED BY               8.   SHARED VOTING POWER
 EACH                              45,499,525*
 REPORTING              -------------------------------------------------------
 PERSON                 9.   SOLE DISPOSITIVE POWER
 WITH                              -0-
                        -------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER
                                   45,499,525*
 ------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   45,499,525*
 ------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         (X)
 ------------------------------------------------------------------------------

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   33.9%
 ------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON
       CO
 ------------------------------------------------------------------------------
















          ----------------------
          * Mafco Holdings Inc. expressly disclaims any beneficial inter-est in any shares of Common Stock beneficially owned by Hunter's Glen/Ford, Ltd., Ford Diamond Corporation or Gerald
               J. Ford.



 CUSIP No. 381197 10 2               13D Page 3 of 9 Pages
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 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      GSB Investments Corp.
 ------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a) (X)
                                                         (b) ( )
 ------------------------------------------------------------------------------


 3.   SEC USE ONLY

 ------------------------------------------------------------------------------


 4.   SOURCE OF FUNDS
       OO
 ------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                         ( )
 ------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
 ------------------------------------------------------------------------------
 NUMBER OF              7.   SOLE VOTING POWER
 SHARES                            -0-
 BENEFICIALLY           -------------------------------------------------------
 OWNED BY               8.   SHARED VOTING POWER
 EACH                              45,499,525*
 REPORTING              -------------------------------------------------------
 PERSON                 9.   SOLE DISPOSITIVE POWER
 WITH                              -0-
                        -------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER
                                   45,499,525*
-------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   45,499,525*
-------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         (X)
-------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   33.9%
-------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON
      CO















-------------------------------------------------------------------------------

          -----------------------
          * GSB Investments Corp. expressly disclaims any beneficial interest in any shares of Common Stock beneficially owned by Hunter's Glen/Ford, Ltd., Ford Diamond Corporation or Gerald
               J. Ford.


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 CUSIP No. 381197 10 2               13D Page 4 of 9 Pages
-------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      Gerald J. Ford
-------------------------------------------------------------------------------

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) (X)
                                                          (b) ( )
-------------------------------------------------------------------------------


 3.   SEC USE ONLY

-------------------------------------------------------------------------------


 4.   SOURCE OF FUNDS
      OO
-------------------------------------------------------------------------------

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                         ( )
-------------------------------------------------------------------------------

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
-------------------------------------------------------------------------------

 NUMBER OF              7.   SOLE VOTING POWER
 SHARES                            -0-
 BENEFICIALLY           -------------------------------------------------------
 OWNED BY               8.   SHARED VOTING POWER
 EACH                              16,763,782*
 REPORTING              -------------------------------------------------------
 PERSON                 9.   SOLE DISPOSITIVE POWER
 WITH                              -0-
                        -------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER
                                   16,763,782*
-------------------------------------------------------------------------------

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   16,763,782*
-------------------------------------------------------------------------------

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         (X)
-------------------------------------------------------------------------------

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     12.5%
-------------------------------------------------------------------------------

 14.  TYPE OF REPORTING PERSON
      IN
-------------------------------------------------------------------------------


          -----------------------------















          * Mr. Ford expressly disclaims any beneficial interest in any shares of Common Stock beneficially owned by Mafco Holdings Inc. or GSB Investments Corp.


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 CUSIP No. 381197 10 2               13D Page 5 of 9 Pages
-------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      Ford Diamond Corporation
-------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a) (X)
                                                           (b) ( )
-------------------------------------------------------------------------------

 3.   SEC USE ONLY


-------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS
      OO
-------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                         ( )
-------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Texas
-------------------------------------------------------------------------------
 NUMBER OF              7.   SOLE VOTING POWER
 SHARES                            -0-
 BENEFICIALLY           -------------------------------------------------------
 OWNED BY               8.   SHARED VOTING POWER
 EACH                              16,763,782*
 REPORTING              -------------------------------------------------------
 PERSON                 9.   SOLE DISPOSITIVE POWER
 WITH                              -0-
                        -------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER
                                   16,763,782*
-------------------------------------------------------------------------------

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   16,763,782*
-------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         (X)
-------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   12.5%
-------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON
      CO
-------------------------------------------------------------------------------

          -----------------------















          * Ford Diamond Corporation expressly disclaims any beneficial interest in any shares of Common Stock beneficially owned by Mafco Holdings Inc. or GSB Investments Corp.


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 CUSIP No. 381197 10 2               13D Page 6 of 9 Pages
-------------------------------------------------------------------------------

 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      Hunter's Glen/Ford, Ltd.
-------------------------------------------------------------------------------

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) (X)
                                                          (b) ( )
-------------------------------------------------------------------------------

 3.   SEC USE ONLY


-------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS
      OO
-------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                         ( )
-------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Texas
-------------------------------------------------------------------------------
 NUMBER OF              7.   SOLE VOTING POWER
 SHARES                            -0-
 BENEFICIALLY           -------------------------------------------------------
 OWNED BY               8.   SHARED VOTING POWER
 EACH                              16,763,782*
 REPORTING              -------------------------------------------------------
 PERSON                 9.   SOLE DISPOSITIVE POWER
 WITH                              -0-
                        -------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER
                                   16,763,782*
-------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   16,763,782*
-------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         (X)
-------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   12.5%
-------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON
      OO
-------------------------------------------------------------------------------

          ----------------------
















          * Hunter's Glen/Ford, Ltd. expressly disclaims any beneficial interest in any shares of Common Stock beneficially owned by Mafco Holdings Inc. or GSB Investments Corp.

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          CUSIP No. 381197 10 2          13D        Page 7 of 9 Pages
------------------------------------------------------------------------------




           This Amendment No. 2 to the Statement on Schedule 13D amends the Statement on Schedule 13D, dated September 11, 1998, as amended by Amendment No. 1 thereto, dated December 30, 1998 (as so amended, the "Schedule 13D"), filed by (a) Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings"), (b) GSB Investments Corp., a Delaware corporation and an indirect wholly owned subsidiary of Mafco Holdings ("Investments Corp."), (c) Gerald J. Ford, (d) Ford Diamond Corporation, a Texas corporation ("FDC") and (e) Hunter's Glen/Ford, Ltd., a Texas limited partnership ("Hunter's Glen"), with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Golden State Bancorp Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 135 Main Street, San Francisco, California 94105. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined.



 ITEM 4.   PURPOSE OF TRANSACTION.

 The following is added to the response to Item 4:

      Pursuant to Section 1.6 of the Reorganization Agreement, on January 21, 1999, the Company issued 4,432,255 shares of Common Stock to Investments Corp. and 1,108,064 shares of Common Stock to Hunter's Glen, as contingent merger consideration in the Mergers, in consideration of (i) income tax refunds received by Cal Fed in 1998 during the period following the consummation of the Mergers in excess of the corresponding amount of tax refunds receivable recorded on the books of Cal Fed with respect thereto (the "1998 Tax Refunds"), and (ii) the federal income tax savings to Cal Fed (the "Branch Sale Tax Savings") resulting from the sale of its branch banking business in Florida immediately prior to the closing of the Mergers. Pursuant to the terms of the Reorganization Agreement, the aggregate dollar amount of the 1998 Tax Refunds and the Branch Sale Tax Savings was calculated at $102,665,485. The number of shares of Common Stock to be issued to Investments Corp. and Hunter's Glen in respect of the 1998 Tax Refunds and the Branch Sale Tax Savings was determined by the Company based on the daily-volume-weighted average price per share of the Common Stock for the period beginning September 14, 1998 and ending December 31, 1998, which was $18.0495. In accordance with the terms of the Reorganization Agreement, Contingent Shares were issued only in respect of the first $100 million of tax benefits described above, and Investments Corp. and Hunter's Glen have the right to receive an additional 118,141 and 29,535 shares, respectively, in consideration of the remaining $2,665,485 in tax benefits described above in the succeeding year, subject to the terms of the Reorganization Agreement.

      Investments Corp. and Hunter's Glen also have the right to receive additional Contingent Shares in the future based upon (a) the use by the Company of certain other potential tax benefits of Parent Holdings, FNH and Cal Fed and the realization of certain other potential tax assets and liabilities of the Company and Parent Holdings, and (b) Cal Fed's net after-tax recovery in certain specified litigation, including a percentage of the net after-tax recovery in Cal Fed's goodwill litigation against the United States. The number of additional Contingent Shares to be issued to Investments Corp. and Hunter's Glen pursuant to Section 1.6 of the Reorganization Agreement cannot be determined at the present time as such number depends upon factors that are not subject to determination at this time.

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          CUSIP No. 381197 10 2          13D        Page 8 of 9 Pages
------------------------------------------------------------------------------




      The Reporting Persons acquired and continue to hold the shares of Common Stock reported herein for investment purposes. In this connection, the Reporting Persons expect to evaluate on an ongoing basis their investment in the Company, and may from time to time acquire additional shares of Common Stock, dispose of shares of Comon Stock or formulate other purposes, plans or proposals regarding the Company or the Common Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market or privately negotiated transactions or otherwise.


 ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

 The following is added to the response to Item 5:

      (a) - (b) Based on the number of outstanding shares of Common Stock as of October 31, 1998, as disclosed by the Company in its Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, and the total number of shares issued to Hunter's Glen and Investments Corp. on January 21, 1999, Mafco Holdings and Investments Corp. may be deemed to share beneficial ownership of 45,499,525 shares of Common Stock, representing 33.9% of the Common Stock outstanding, and Mr. Ford, FDC and Hunter's Glen may be deemed to share beneficial ownership of 16,763,782 shares of Common Stock,
 representing 12.5% of the Common Stock outstanding.   Mafco Holdings and
 Investments Corp. expressly disclaim any beneficial ownership of or interest in any shares of Common Stock beneficially owned by Hunter's Glen, FDC or Mr. Ford. Mr. Ford, FDC and Hunter's Glen expressly disclaim any beneficial ownership of or interest in any shares of Common Stock beneficially owned by Mafco Holdings or Investments Corp.

      Except as otherwise set forth in this Item 5, as amended, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto beneficially own any shares of Common Stock.

      (c) Other than the transactions described in Item 4 of this Schedule 13D, there were no transactions by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named on Schedule I hereto during the past 60 days.


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          CUSIP No. 381197 10 2          13D        Page 9 of 9 Pages
------------------------------------------------------------------------------

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

 The following is added to the response to Item 6:

      The 4,432,255 shares of Common Stock received by Investments Corp. in respect of the 1998 Tax Refunds and the Branch Sale Tax Savings, as well as any additional Contingent Shares received by Investments Corp. in the future and the capital stock of any intermediate holding companies affiliated with Mafco Holdings, are or may be from time to time pledged to secure certain obligations.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date:  January 22, 1999


                               MAFCO HOLDINGS INC.


                               By:  /s/ Glenn P. Dickes
                                    ------------------------------------
                                    Name: Glenn P. Dickes
                                    Title: Senior Vice President

                               GSB INVESTMENTS CORP.


                               By:   /s/ Glenn P. Dickes
                                    ------------------------------------
                                    Name: Glenn P. Dickes
                                    Title: Vice President

                               FORD DIAMOND CORPORATION


                               By:  /s/ Nancy Foederer
                                    ------------------------------------
                                    Name: Nancy Foederer
                                    Title: Vice President

                               HUNTER'S GLEN/FORD, LTD.

                               By:  Ford Diamond Corporation,
                                      General Partner


                                    By:   /s/ Nancy Foederer
                                         ------------------------------
                                         Name: Nancy Foederer
                                         Title: Vice President